Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
FRO - FRONTLINE IN INITIAL DISCUSSIONS WITH DHT HOLDINGS, INC. FOR A POSSIBLE BUSINESS COMBINATION
Press release from Frontline Ltd. 30.01.2017
Frontline Ltd (FRO) has approached DHT Holdings, Inc. (NYSE: DHT) with a non-binding proposal for a possible business combination where Frontline would acquire all outstanding shares of common stock of DHT in a stock-for-stock transaction at a ratio of 0.725 Frontline shares for each DHT share. The proposal is subject to usual and customary conditions for transactions of this nature. Frontline, together with its affiliates, has also acquired 15,356,009 shares of DHT, representing approximately 16.4% of DHT's outstanding common stock based upon 93,366,062 common stock outstanding.
A combination of Frontline and DHT is expected to create the largest public tanker company by fleet size, market cap, and trading liquidity. Assuming significant cost synergies are achieved, as well as superior access to debt and equity capital markets, Frontline believes a combined entity would generate significant free cash flow and maximize value for both companies' shareholders. However, no specific arrangement has been reached, and there can be no assurance as to the certainty or timing of any potential business combination.
Frontline, its affiliates and/or entities which are indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, may at any time, and from time to time, acquire additional shares of DHT or dispose of any or all shares it owns depending upon an ongoing evaluation of the investment in the shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.
Frontline further reserves the right to act in concert with any other shareholders of DHT, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to DHT, its management, Board of Directors, other shareholders and other persons.
A copy of a press release issued by DHT with respect to the possible business combination is attached. There can be no assurance that any additional plan for a transaction will be developed or as to the terms or the timing of any such plan or transaction.  Any transaction would among other things be subject to satisfactory due diligence review and negotiation and execution of mutually satisfactory definitive transaction documentation. Frontline will update the market on any further developments in line with applicable regulations.
January 30, 2017
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
Contacts:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT proposed by Frontline, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include DHT's failure to accept Frontline's proposal and enter into a definitive agreement to effect the transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Frontline with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.

DHT Holdings, Inc. Announces Receipt of Non-binding Proposal, Adopts One-Year Shareholder Rights Plan
HAMILTON, BERMUDA, January 29, 2017 - DHT Holdings, Inc. (NYSE: DHT) today announced that it has received a non-binding, highly conditional proposal from Frontline Ltd. (NYSE/OSE: FRO) to acquire all of the outstanding shares of common stock of DHT in a stock-for-stock transaction. Frontline has proposed a ratio of 0.725 of a Frontline share for each share of DHT, which represents an implied price of $5.09 per DHT share, based on the closing price of Frontline shares of common stock on January 27, 2017.
In the proposal letter delivered to DHT's Board of Directors on January 27, 2017, Frontline also disclosed that it has acquired more than 15 million shares of DHT, or approximately 16% of DHT's outstanding common stock.
Consistent with its fiduciary duties, DHT's Board will evaluate the proposal from Frontline and respond accordingly in due course.
In light of the developments, the Board has unanimously adopted a one-year shareholder rights plan and declared a dividend of one preferred share purchase right for each share of DHT common stock outstanding at the close of business on February 9, 2017.   Initially, these rights will not be exercisable and will trade with the shares of DHT's common stock.
The Board adopted the rights plan in response to Frontline's acquisition of a significant amount of outstanding common stock. The plan is intended to give the Board and DHT time to properly consider the non-binding proposal and to prevent any bidder or shareholder from acquiring control of DHT in a manner which would be inconsistent with the best interests of DHT and its shareholders.
Under the rights plan, the rights will generally become exercisable only if a person or group acquires beneficial ownership of 10 percent or more of DHT's common stock (15 percent or more in the case of passive institutional investors). In that situation, each holder of a right will be entitled to purchase, at the then-current exercise price, additional shares of common stock (or equivalents) having a value of twice the exercise price of the right.
In addition, if after a person or group acquires 10 percent or more of DHT's common stock (15 percent or more in the case of passive institutional investors ), DHT merges into another company, an acquiring entity merges into DHT or DHT sells or transfers more than 50% of its consolidated assets or earning power, then each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock (or equivalents) of the person engaging in the transaction having a then-current market value of twice the exercise price.
Any person or group that already owns 10 percent or more of DHT's common stock (15 percent or more in the case of passive institutional investors) on January 29, 2017, including Frontline, will not trigger the rights as described above, however, unless that person or group subsequently acquires additional shares of common stock.
In all cases, rights held by any person or group whose actions trigger the rights plan would become void and not be exercisable.
Details about the rights plan will be contained in a Form 6-K to be filed by DHT with the U.S. Securities and Exchange Commission.
Lazard is serving as financial advisor to DHT, and Cravath, Swaine & Moore LLP is serving as legal counsel.
About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.
Media  Contacts
Svein Moxnes Harfjeld, Co-CEO: +47 23115080
Trygve P. Munthe, Co-CEO: +47 23115080
Brunswick Group
Steve Lipin/Darren McDermott: +1 212-333-3810